News release

21 April 2022

AGM TRADING UPDATE

RELX, the global provider of information-based analytics and decision tools, has issued the following update on trading ahead of the Annual General Meeting, reaffirming the outlook for the full year.

Highlights

➣RELX has started the year well, with growth in key business metrics remaining in line with or ahead of historical trends. We believe that this is a reflection of our ongoing strategy of focusing on the organic development of increasingly sophisticated analytics and decision tools that deliver enhanced value to our customers across market segments.

Full year outlook

➣We expect full year underlying growth rates in revenue and adjusted operating profit, as well as constant currency growth in adjusted earnings per share, to remain above historical trends.

Risk (34% of 2021 revenue)

•

Key growth metrics remain in line with historical averages. In Business Services, strong growth continues to be driven by fraud prevention analytics and digital identity solutions. Insurance continues to drive growth through the roll-out of enhanced analytics. Specialised Industry Data Services growth varies by segment, but continues to grow strongly overall. In Government, growth has remained strong.

•	Full year outlook: We expect strong underlying revenue growth, in line with historical trends, with underlying adjusted operating profit growth broadly matching underlying revenue growth.

Scientific, Technical & Medical (37% of 2021 revenue)

•

Key growth metrics remain above historical averages. Growth in Primary Research reflects subscription renewals and strong growth in Open Access. Strong growth in Databases, Tools & Electronic Reference has been maintained, and print revenue has continued to decline.

•	Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Legal (22% of 2021 revenue)

•

Key growth metrics remain above historical averages. Renewals and new sales have been strong in supportive legal market conditions. Customer adoption of analytics has continued to increase across segments.

•	Full year outlook: We expect underlying revenue growth to remain above historical trends, with underlying adjusted operating profit growth continuing to exceed underlying revenue growth.

Exhibitions (7% of 2021 revenue)

•	The reopening of exhibition venues across geographies has continued to drive strong growth.
•	Full year outlook: We expect a year of strong underlying revenue growth. The operating result will continue to benefit from the structurally lower cost base.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “could”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: the impact of the Covid-19 pandemic as well as other pandemics or epidemics; current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in the payment model for RELX products; demand for RELX products and services; competitive factors in the industries in which RELX operates; inability to realise the future anticipated benefits of acquisitions; significant failure or interruption of RELX systems; exhibitors’ and attendees’ ability and desire to attend face‐to‐face events and availability of event venues; changes in economic cycles, severe weather events, natural disasters and terrorism; compromises of RELX cyber security systems or other unauthorised access to our databases; failure of third parties to whom RELX has outsourced business activities; inability to retain high-quality employees and management; legislative, fiscal, tax and regulatory developments; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people over 40% of whom are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £46bn/€56bn/$60bn.